UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HP INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HP INC. 1501 PAGE MILL ROAD PALO ALTO, CALIFORNIA 94304

HP Inc. 401(k) Plan
Financial Statements and Supplemental Schedules

December 31, 2020 and 2019, and
For the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of HP Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of HP Inc. 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2020, and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2001.

San Jose, California
June 10, 2021

HP Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
	(In thousands)
Assets
Investments, at fair value	$9,683,059	$9,282,179
Receivables:
Employer contributions	46,713	51,804
Notes receivable from participants	37,054	42,011
Due from broker for securities sold	1,430	1,431
Interest, dividends and other	986	1,532
Total receivables	86,183	96,778
Total assets	9,769,242	9,378,957

Liabilities
Due to broker for securities purchased	204	143
Administrative expenses and other payables	795	853
Total liabilities	999	996

Net assets available for benefits	$9,768,243	$9,377,961

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions to net assets attributed to:	(In thousands)
Contributions:
Employer	$46,713
Participants	142,593
Rollovers	79,211
Total contributions	268,517

Investment income:
Net realized and unrealized appreciation in fair value of investments	1,254,088
Interest and dividends	18,104
Total investment income	1,272,192

Interest income on notes receivable from participants	2,194

Total additions	1,542,903

Deductions from net assets attributed to:
Benefits paid directly to participants	(1,150,145)
Investment management fees	(363)
Administrative expenses	(2,113)

Total deductions	(1,152,621)

Net increase in net assets	390,282

Net assets available for benefits:
Beginning of year	9,377,961

End of year	$9,768,243

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan
Notes to Financial Statements
December31, 2020

1. Description of the Plan

The following brief description of the HP Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of HP Inc. (the Company, Employer, or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees, excluding intern employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee is Bank of New York Mellon (BNYM) and the recordkeeper is Fidelity Workplace Services LLC (Fidelity).

Investments

Participants may direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers a money market fund, common collective investment trust funds, Company common stock, and a self-directed brokerage account feature that includes mutual funds through an affiliate of Fidelity. All investments are participant-directed.

The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of investing in the Company’s common stock and also provide the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.

Participants may invest in the HP Stock Fund, which is comprised of a cash component and HP Inc. common stock. If a participant’s account currently has more than 20% invested in the HP Stock Fund, the participant will not be required to reduce his or her holdings; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the HP Stock Fund. In addition, future requested exchanges into the HP Stock Fund will be blocked if the requested change will cause the participant’s balance in the HP Stock Fund to exceed the 20% limit or if the participant is already at or above the 20% limit. Finally, if the participant chooses to rebalance his or her portfolio, the respective holdings in the HP Stock Fund will be limited to a maximum of 20% regardless of the current investments in the HP Stock Fund.

HP Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2020

Contributions

Upon employment, as soon as administratively feasible, employees are automatically enrolled in the Plan at a 3% contribution rate in the Birth Date Fund closest to the year the employee was born.

Participants may annually contribute up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual limits specified under the Code. The annual limit was $19,500 for 2020. Participants who are age 50 or older by the end of the plan year can contribute an additional $6,500 above the annual limit as catch-up contributions. Contributions can be made as whole or fractional percentages of eligible compensation. Employees can choose pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. Both types of contributions are eligible for the Company matching contributions. Catch-up contributions are not eligible for the Company matching contributions.

The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred account, as described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.

In general, the Company matching contribution is a fixed contribution equal to 100% of the first 4% of eligible earnings a participant contributes each pay period. The Company matching contribution is funded annually. A participant must be employed on the last day of the calendar year to receive the Company matching contribution, unless they have terminated employment during the year as a result of death, termination under a Company-approved severance program, in connection with a sale or divestiture by the Company of the business unit in which the participant was employed, or after the attainment of at least age 55 with at least ten years of vesting service.

Vesting

Participants are fully vested at all times with regard to their contributions and earnings thereon.

In general, participants are subject to a three-year cliff vesting schedule with regard to Company matching contributions, and earnings thereon, after which time they will become 100% vested in their Company matching contributions, and earnings thereon. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability program. Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed, or if they terminate employment under a Company-approved severance program.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2020

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is reduced for any benefit payments and administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings or losses of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Notes Receivable from Participants

The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account and bear interest at a fixed rate equal to the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their account.

Forfeitures

If a participant terminates employment before becoming fully vested in their Company matching contributions, the non-vested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances due to taking a distribution of vested amounts are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, or pay eligible plan expenses.

Unallocated forfeiture balances as of December 31, 2020 and 2019, were approximately $4.4 million and $5.0 million, respectively. Forfeitures used to reduce the 2020 annual Company matching contributions were approximately $4.4 million, which was funded in January 2021.

Payment of Benefits

On termination, death, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their accounts. Lump-sum payments may be made in cash or shares of stock for distribution from the HP Stock Fund (to the extent a participant is/was invested in the HP Stock Fund at the time of distribution). Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts. Effective January 1, 2020, participants aged 55 and older that have terminated employment may elect a partial or systematic withdrawal of their Plan balance.

Administrative Expenses and Investment Management Fees

Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant’s account is charged a fixed amount of $34 per year for recordkeeping services. Certain investment management fees related to investment options are paid directly to the Plan’s investment managers and are reported separately on the Statement of Changes in Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2020

Benefit Payments

Benefit payments are recorded when paid.

Adoption of New Accounting Pronouncement

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The ASU removes the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also updates certain disclosures of restrictions to investments in certain entities that calculate the net asset value (NAV) and clarifies measurement uncertainty disclosures. The guidance is effective for fiscal years beginning after December 15, 2019. The guidance was applied retrospectively and had no effect on the Statements of Net Assets Available for Benefits or the changes therein.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market participant assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2020
Valuation Techniques
The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value during the year ended December 31, 2020.

Collective investment trusts and common collective funds: Valued at the NAV as the practical expedient, established by the fund’s sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. These investments have no redemption restrictions or future commitments.

Mutual funds, money market funds and common stock: Valued at the closing price reported on the active market on which the individual securities were traded.

Short-term investments: Valued at cost plus accrued interest, which approximates fair value.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s assets and liabilities at fair value as of December 31, 2020 and 2019, by level, within the fair value hierarchy:

	As of December 31, 2020 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$317,670	$—	$317,670

HP Inc. common stock	128,889	—	128,889

Short-term investments	—	447,281	447,281

Mutual fund	927	—	927

	$447,486	$447,281	894,767

Common/collective investment trust funds (NAV)			8,788,292

Total assets			$9,683,059

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2020

	As of December 31, 2019 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$285,621	$—	$285,621

HP Inc. common stock	124,715	—	124,715

Short-term investments	—	332,972	332,972

	$410,336	$332,972	743,308

Common/collective investment trust funds (NAV)			8,538,871

Total assets			$9,282,179

4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (IRS) dated March 23, 2018, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the tax-qualified status of the Plan.
Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2020

5. Related-Party and Party-in-Interest Transactions
The Plan engages in certain transactions involving the Company, BNYM, and affiliates of Fidelity, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock, the payment of trustee fees to BNYM, and investments in mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity.

At December 31, 2020 and 2019, the Plan held approximately 5.2 million and 6.1 million shares, respectively, of HP Inc. common stock with a fair value of approximately $128.9 million and $124.7 million, respectively. During 2020, the Plan purchased approximately $5.5 million and sold approximately $20.2 million of HP Inc. common stock, and recorded dividend income of approximately $4.1 million.

While the trustee and recordkeeping fees paid to BNYM and affiliates of Fidelity are considered party-in-interest transactions to the Plan, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code. Trustee and recordkeeping fees paid to BNYM and Fidelity, respectively, were not significant for the year ended December 31, 2020. As of December 31, 2020 and 2019, through the self-directed brokerage feature, the Plan held investments issued by affiliates of Fidelity totaling $196.9 million and $168.1 million, respectively

6. Risk and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In late 2019, a novel strain of coronavirus (COVID-19) was first identified, and in March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. As part of efforts to control and mitigate the spread of COVID-19, governmental authorities around the world have imposed a variety of restrictions such as travel bans, stay-at-home orders, quarantines, social distancing measures, and temporary business closures.

The full extent of the impact of the COVID-19 pandemic on the accompanying financial statements and the Plan’s net assets available for benefits is currently unknown and will depend on many factors that are not within the Company’s control, including, but not limited to, the duration and scope of the pandemic; governmental, business, and individuals’ actions that have been and continue to be taken in response to the pandemic; general economic uncertainty in key global markets and financial market volatility; global economic conditions and levels of economic growth; and the pace of recovery when the COVID-19 pandemic subsides.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2020

7. Reconciliation of Financial Statements to the Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2020 and 2019, is as follows:

	December 31,
	2020	2019
	(In thousands)
Net assets available for benefits per the financial statements	$9,768,243	$9,377,961

Benefits payable to participants at year-end	(850)	(945)

Net assets available for benefits per the Form 5500	$9,767,393	$9,377,016

A reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per the Form 5500 for the year ended December 31, 2020, was as follows:

(In thousands)
Benefits paid to participants per the financial statements	$$1,150,145
Add: Benefits payable to participants at December 31, 2020	850
Less: Benefits payable to participants at December 31, 2019	(945)

Total benefits paid to participants per the Form 5500	$1,150,050

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not paid as of that date.

8. Subsequent Events

The Plan was amended effective February 1, 2021 to allow for after-tax contributions to the Plan at a rate not to exceed 9%. The Plan also created the Roth In-Plan Conversion (“RIPC”) Program, wherein a participant who has made an after-tax contribution to the Plan may elect to enroll in the RIPC Program. The RIPC Program converts a participant’s after-tax contributions that are made to the Plan immediately into In-Plan Roth Rollovers, and allocates them to the participant’s In-Plan Roth Rollover Account, until such time as the participant elects out of the RIPC Program in accordance with procedures established by the Plan management.

The Company has evaluated subsequent events through June 10, 2021, the date the financial statements were available to be issued.

HP Inc. 401(k) Plan

EIN: 94-1081436, PN: 004
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2020
			Number
	(b) Identity of Issue, Borrower	(c) Description of	of shares/		(e) Current
(a)	Lessor, or Similar Party	Investment	units	(d) Cost**	Value
Short-Term Investments:
	Vanguard	Federal Money Market Fund	447,280,575		$447,280,575

Mutual Fund:
	Dreyfus	Government Cash Management Fund	927,155		$927,155

Self-Directed Brokerage Account:
*	Fidelity	Self-Directed Brokerage Account	Various		317,669,610

Common Collective Trust Funds:
	BlackRock	US Debt Index Fund F	8,254,311		$300,714,456
	BlackRock	Russell 1000 Index Fund F	29,891,917		1,539,759,537
	BlackRock	Russell 2500 Index Fund F	10,982,052		434,163,776
	BlackRock	MSCI ACWI EX-US Index Fund F	5,655,545		178,720,309
					$2,453,358,078

Collective Investment Trust Funds:
	SEI Trust Company	Conservative Fund	5,040,374		$125,099,048
	SEI Trust Company	1945 Birth Date Fund	2,400,452		49,601,029
	SEI Trust Company	1950 Birth Date Fund	16,929,843		356,503,561
	SEI Trust Company	1955 Birth Date Fund	6,578,142		146,286,693
	SEI Trust Company	1960 Birth Date Fund	15,102,625		348,456,814
	SEI Trust Company	1965 Birth Date Fund	18,743,808		443,465,375
	SEI Trust Company	1970 Birth Date Fund	11,039,831		268,848,590
	SEI Trust Company	1975 Birth Date Fund	7,417,276		181,847,874
	SEI Trust Company	1980 Birth Date Fund	4,842,818		120,134,822
	SEI Trust Company	1985 Birth Date Fund	3,175,794		79,304,337
	SEI Trust Company	1990 Birth Date Fund	2,319,481		56,915,901
	SEI Trust Company	1995 Birth Date Fund	625,426		8,409,169
	SEI Trust Company	2000 Birth Date Fund	297,501		4,124,198
	SEI Trust Company	Short Term Bond Fund	37,546,732		466,255,323
	SEI Trust Company	Core Bond Fund	19,632,891		305,387,652
	SEI Trust Company	US Large Cap Equity Fund	53,406,814		1,969,686,034
	SEI Trust Company	US Small/Mid Cap Equity Fund	20,390,028		617,905,525
	SEI Trust Company	International Equity Fund	20,096,676		461,162,437
	SEI Trust Company	Real Return Bond Fund	5,559,849		78,550,103
	SEI Trust Company	High Yield Bond Fund	4,338,930		76,018,479
	SEI Trust Company	Emerging Markets Equity Fund	7,548,339		98,603,200
	SEI Trust Company	Global Real Estate Fund	2,407,334		72,367,825
					$6,334,933,989

Common Stock:
*	HP Inc.	Common Stock	5,241,533		$128,889,296

	Total investments, at fair value				$9,683,058,703

*	Participant Loans	Interest rates ranging from 3.75% to 10.00% and maturity dates through December 2035			$37,053,949

*	Party-in-interest.
**	Cost information is not required for participant-directed investments.

HP Inc. 401(k) Plan

EIN: 94-1081436, PN: 004
Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2020

	Total That Constitute Nonexempt Prohibited			Total Fully
	Transactions			Corrected
			Contributions	under VFCP
	Contributions	Contributions	Pending	and
Participant Contributions Transferred Late to the Plan	Not	Corrected	Correction	PTE
	Corrected*	Outside VFCP	in VFCP	2002-51
Check here if late participant loan contributions are included X

Supplemental payroll period during 2019	$—	$173	$—	$—

Supplemental payroll periods during 2020	$29,196	$—	$—	$—

* The late contributions were deposited in July 2020 and the earnings were deposited in March 2021. A Form 5330 is in the process of being filed in 2021.

Signature

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HP Inc. 401(k) Plan

June 10, 2021	By:	/s/ RICK HANSEN
Rick Hansen
Deputy General Counsel, Corporate and Assistant Secretary

Exhibit Index

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm